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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                   FORM 10-Q

[X]   QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934

                FOR THE QUARTERLY PERIOD ENDED DECEMBER 31, 2000

[ ]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934

           FOR THE TRANSITION PERIOD FROM             TO

                          COMMISSION FILE NO. 1-12942

                               VSI HOLDINGS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)


                   GEORGIA                                       22-2135522
       (STATE OR OTHER JURISDICTION OF                        (I.R.S. EMPLOYER
        INCORPORATION OR ORGANIZATION)                      IDENTIFICATION NO.)

                             41000 WOODWARD AVENUE
                        BLOOMFIELD HILLS, MI 48304-2263
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

                                 (248) 644-0500
              (REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE)

           FOR INFORMATION REGARDING THIS FILING, CONTACT: PEGGY TOTH

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirements for the past 90 days.

                               Yes  [X]  No  [ ]

     There were 33,742,410 shares of Common Stock, par value $.01 per share, outstanding at December 31, 2000. The Company held 400,250 of these shares as treasury stock.

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

                         PART 1. FINANCIAL INFORMATION

ITEM 1.  FINANCIAL STATEMENTS

                      VSI HOLDINGS, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                                                              DECEMBER 31,    SEPTEMBER 30,
                                                                  2000            2000
                                                              ------------    -------------
                                                              (UNAUDITED)       (AUDITED)
                                          ASSETS
CURRENT ASSETS
Cash........................................................  $  3,250,000    $    905,000
Trade accounts receivable:
  Billed....................................................    41,698,000      53,907,000
  Unbilled..................................................    25,378,000      18,525,000
Notes receivable and advances...............................       171,000         201,000
Notes receivable -- related party...........................       184,000              --
Inventory...................................................       358,000         438,000
Accumulated costs of uncompleted programs...................     5,476,000       3,744,000
Deferred tax asset..........................................       378,000         899,000
Other current assets........................................       233,000         761,000
                                                              ------------    ------------
Total Current Assets........................................    77,126,000      79,380,000
LONG-TERM PORTION OF NOTES RECEIVABLE -- Related Parties....     1,001,000         921,000
PROPERTY, PLANT AND EQUIPMENT (NET).........................    21,654,000      22,394,000
DEFERRED TAX ASSET..........................................     2,243,000         830,000
Investment in Available-for-Sale Securities.................     2,975,000       7,131,000
INVESTMENTS.................................................     4,190,000       4,190,000
GOODWILL -- NET.............................................     1,176,000       1,283,000
                                                              ------------    ------------
Total Assets................................................  $110,365,000    $116,129,000
                                                              ============    ============
                           LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Current portion of long-term debt...........................  $    439,000    $    552,000
Notes payable -- Related party..............................     1,988,000       3,420,000
Trade accounts payable......................................    16,861,000      23,479,000
Notes payable to bank.......................................    42,101,000      35,214,000
Accrued liabilities.........................................     2,214,000       3,970,000
Federal income tax payable..................................       (76,000)      2,139,000
Advances from customers for uncompleted projects............       726,000         375,000
                                                              ------------    ------------
Total Current Liabilities...................................    64,253,000      69,149,000
LONG-TERM LIABILITIES
Notes payable -- Related parties............................    11,854,000      12,337,000
Long-term debt -- Other.....................................     7,066,000       7,092,000
                                                              ------------    ------------
Total Long-Term Liabilities.................................    18,920,000      19,429,000
                                   STOCKHOLDERS' EQUITY
Preferred stock -- $1.00 par value per share, 2,000,000
  shares authorized, no shares issued.......................            --              --
Common stock -- $.01 par value per share, 60,000,000 shares
  authorized, 33,742,000 shares issued at December 31, 2000
  and 33,580,000 at September 30, 2000......................       337,000         336,000
Treasury stock, (at cost) 400,000 shares at December 31,
  2000, and September 30, 2000..............................    (1,856,000)     (1,856,000)
Additional paid-in capital..................................     9,017,000       8,071,000
Accumulated Other Comprehensive Income......................    (2,014,000)        730,000
Retained Earnings...........................................    21,708,000      20,270,000
                                                              ------------    ------------
Total Stockholders' Equity..................................    27,192,000      27,551,000
Total Liabilities and Stockholders' Equity..................  $110,365,000    $116,129,000
                                                              ============    ============

                 See Notes to Consolidated Financial Statements

                      VSI HOLDINGS, INC. AND SUBSIDIARIES

                        CONSOLIDATED STATEMENT OF INCOME

                                                                   THREE MONTHS ENDED
                                                              ----------------------------
                                                              DECEMBER 31,    DECEMBER 31,
                                                                  2000            1999
                                                              ------------    ------------
                                                              (UNAUDITED)     (UNAUDITED)
REVENUE.....................................................  $43,329,000     $38,100,000
EXPENSES
Cost of revenue.............................................   15,643,000      13,705,000
Operating expenses..........................................   24,158,000      22,265,000
                                                              -----------     -----------
Total Expenses..............................................   39,801,000      35,970,000
OPERATING INCOME............................................    3,528,000       2,130,000
OTHER EXPENSES
Interest income and other income and expense................     (327,000)        (41,000)
Interest expense............................................     (964,000)       (791,000)
                                                              -----------     -----------
Total Other Expenses........................................   (1,291,000)       (832,000)
INCOME -- Before income taxes...............................    2,237,000       1,298,000
PROVISION FOR INCOME TAXES..................................      799,000         442,000
                                                              -----------     -----------
NET INCOME..................................................  $ 1,438,000     $   856,000
                                                              ===========     ===========
OTHER COMPREHENSIVE INCOME (LOSS)
Foreign Currency Translation Adjustment.....................       (1,000)        (66,000)
Unrealized loss on Securities, Net of Tax Benefit of
  $1,413,000................................................   (2,743,000)      1,021,000
                                                              -----------     -----------
TOTAL OTHER COMPREHENSIVE INCOME (LOSS).....................  $(2,744,000)    $   955,000
COMPREHENSIVE INCOME (LOSS).................................  $(1,306,000)    $ 1,811,000
EARNINGS PER SHARE:
Basic:......................................................        $0.04           $0.03
Fully Diluted:..............................................        $0.04           $0.03
Weighted Average Shares Basic...............................   33,180,000      32,761,000
Dilutive....................................................   33,279,000      32,972,000

                 See Notes to Consolidated Financial Statements

                      VSI HOLDINGS, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                   THREE MONTHS ENDED
                                                              ----------------------------
                                                              DECEMBER 31,    DECEMBER 31,
                                                                  2000            1999
                                                              ------------    ------------
                                                              (UNAUDITED)     (UNAUDITED)
Cash Flows from Operating Activities
Net Income..................................................  $ 1,438,000     $   856,000
Adjustments to reconcile net income to Net cash from
  operating activities:
  Depreciation and amortization.............................    1,273,000       1,462,000
  Equity in losses of unconsolidated investee...............      254,000         203,000
  Deferred income taxes.....................................      521,000         207,000
(Increase) decrease in assets:
  Trade accounts receivable.................................    3,956,000       1,807,000
  Inventory.................................................       80,000         (40,000)
  Other Current Assets......................................      528,000         234,000
  Accumulated costs of uncompleted programs.................   (1,732,000)       (508,000)
Increase (decrease) in liabilities:
  Trade accounts payable....................................   (6,618,000)     (4,251,000)
  Accrued liabilities.......................................   (3,029,000)       (538,000)
  Advances from customers for uncompleted projects..........      351,000        (282,000)
                                                              -----------     -----------
  Net cash used in operating activities.....................   (2,978,000)       (850,000)
Cash Flows from Investing Activities
  Changes notes receivable..................................       30,000         (80,000)
  Changes notes receivable Related Party....................     (264,000)       (143,000)
  Changes property and equipment............................     (426,000)       (410,000)
  Investment in unconsolidated investments..................     (254,000)       (523,000)
                                                              -----------     -----------
  Net cash used in investing activities.....................     (914,000)     (1,156,000)
Cash Flows from Financing Activities
  Changes Long Term Debt....................................     (139,000)       (131,000)
  Change to related party debt..............................     (515,000)         42,000
  Net borrowings Notes Payable..............................    6,887,000       2,013,000
  Proceeds from exercise of stock options...................           --          65,000
  Proceeds from issuance of stock...........................        5,000              --
                                                              -----------     -----------
  Net cash provided by financing activities.................    6,238,000       1,989,000
Effect of Exchange Rate Changes on Cash.....................       (1,000)        (66,000)
Net Increase (Decrease) in Cash.............................    2,345,000         (83,000)
  Cash -- Beginning of Period...............................      905,000         552,000
                                                              -----------     -----------
  Cash -- End of Period.....................................  $ 3,250,000     $   469,000
                                                              ===========     ===========

                 See Notes to Consolidated Financial Statements

                      VSI HOLDINGS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     1. The consolidated financial statements included herein have been prepared by the Company without audit pursuant to the rules of the Securities and Exchange Commission. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses. Examples include provisions for bad debts and the length of product life cycles and buildings' lives. Actual results may differ from these estimates. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations.

     In the opinion of management, the accompanying consolidated balance sheet and consolidated statements of income and cash flows include all adjustments (consisting only of normal recurring items) necessary for a fair presentation of the results for the interim period, in conformity with generally accepted accounting principles.

     2. The interim financial information presented herein should be read in conjunction with Management's Discussion and Analysis and financial statements and related notes included in the Registrant's Annual Report on Form 10-K for the year ended September 30, 2000. Results for interim periods should not be considered indicative of the results that may be expected for the year ended September 30, 2001.

     3. Certain amounts for prior periods were reclassified to conform with present period presentation.

     4. We evaluate the carrying value of long-lived assets for potential impairment on an ongoing basis. Such evaluations consider management's plans for future operations, recent operating results, undiscounted annual cash flows and other economic factors related to the operation to which the asset applies.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with the consolidated financial statements and the notes thereto included elsewhere in this report. The following discussion contains certain forward-looking statements relating to our anticipated future financial conditions and operating results and our current business plans. In the future, our financial condition and operating results could differ materially from those discussed herein and our current business plans could be altered in response to market conditions and other factors beyond our control. Important factors that could cause or contribute to such difference or changes include those discussed elsewhere in this report (see the disclosures under "Cautionary Statement for the Purpose of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995").

BUSINESS DESCRIPTION:

     VSI Holdings, Inc. (the "Company", "we", "our", "us") presently consists of wholly-owned subsidiaries in the Marketing Services and Entertainment business sectors under the following trade names:

          Visual Services, Inc., a broad-based provider of educational curriculums and product training; interactive technology-based distance learning systems; product launches; Web site development, internet, intranet, and extranet solutions; direct-response and site-based marketing; change process and cultural change consulting.

          Vispac, Inc., integrated logistics and call center operations.

          Performance Systems Group; in-field consulting and change process sustainment services.

          eCity Studios, Inc., a web site development company.

          Advanced Animations, Inc., a manufacturer of product simulators, animatronic figures and displays for theme parks, casinos, and retail.

     We are attempting to position ourselves to take advantage of opportunities created by changes in technology. One of our practices has been the usage of a wide variety of technologies, without overdependence on any one technology. This allows us to meet client needs with whatever technology is most appropriate.

     We serve our global customers from our Bloomfield Hills, Michigan headquarters and other offices in Michigan, California, Vermont, and Canada. We employ more than 1,000 professionals.

     The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, consisting of Advanced Animations, Inc., Vispac, Inc., Visual Services, Inc., eCity Studios, Inc. and PSG International, Inc. Inter-company balances and transactions have been eliminated in consolidation.

OPERATING RESULTS

     Revenues were $ 43,329,000 for the three months ended December 31, 2000, compared to $38,100,000 for the same period last year. This increase of 14% for the three months is attributable to additional business with our primary clients. Revenues for the quarter included work done on a large scale ride-and-drive (the opportunity for consumers to drive and compare competitive vehicles in a neutral environment), certification programs for automotive dealerships and other work. In the prior year, a continuing contract with annual revenue of approximately $15 million was lost. We do not expect the see the entire impact of this in the current year, as it is being phased out. This business was largely phased out by the end of December, 2000. Unless management is able to replace the business or make cost cutting measures in a timely manner, this could lead to an adverse impact on our operating results.

     We compete in very competitive and volatile markets. The Marketing Services segment is subject to intense competition, as well as delays in project fulfillment due to matters beyond its control, such as delayed product launches, strikes at clients, and other factors. The Entertainment segment's sales represent discretionary spending on the part of its customers, and their customers. In either sector, if projects end up being deferred from this fiscal year to next fiscal year or canceled, it could have an adverse effect on operating results. Such factors make it difficult to project full year financial results.

     Operating Expense. Our operating expenses have grown to $24,158,000 for the three months ended December 31, 2000 from $22,265,000 in the three months ended December 31, 1999. This increase of 9% is mainly attributable to the following factors: (1) additional personnel needs due to incremental business;
(2) wage escalations for computer-industry and other professionals; (3) Michigan's extremely tight and competitive contract labor supply; and (4) increased dependence on contract labor to staff additional business, resulting in higher labor costs.

     Our future operating results will depend in part on management's ability to manage any future growth and control expenses. We intend to pursue the continued growth of our business, however, there can be no assurance that such growth will be achieved. A decline in revenues, without a corresponding and timely reduction in staffing and other expenses, or a staffing increase that is not accompanied by a corresponding increase in revenues, could have a material adverse effect on our operating results.

     Accounts Payable was down by approximately $6.6 million while Notes
Payable -- Bank were up approximately the same amount. Timing of payments to suppliers caused these changes. A large check was received from a client at the end of the quarter, but had not yet cleared our bank; this caused our cash balance to rise and our Accounts Receivable balance to decline. While Accounts Receivable has declined overall, the unbilled component has risen due to a delay in receiving purchase orders on some projects, and delays in billing some other projects; this amount is expected to decrease in the remainder of the year.

LIQUIDITY AND CAPITAL RESOURCES

     We have various bank lines of credit totaling $42,000,000, which mature in March, 2001 and March, 2002. At December 31, 2000, we had borrowed $38,851,000 (including outstanding checks, less cash balances) against these lines. Interest on these lines is primarily based on LIBOR (London Inter-Bank Offered Rate) plus 1.5%. Our borrowing rate at December 31, 2000 was 8.20%.

     We have had a long-term relationship with our current bank. Through the years, it has provided financing and lines of credit for us. There can, however, be no assurance that the lines of credit will be renewed when they mature. If we are unable to renew the lines of credit, other sources of financing would be sought, primarily lines of credit from another banking institution.

     We have the rights to design worldwide touring and permanent exhibitions based on the series of Grossology-themed books authored by science teacher Sylvia Branzei. The first touring exhibition debuted in February, 2000 in Vancouver, British Columbia. The exhibition promotes the scientific discovery of the human body based on the theory that the best way to get kids interested in science is to present it with a dose of entertainment and in terms that they find most appealing. Thus far, the exhibition has been successful in museums, science centers, and theme parks. Bookings for these exhibits cover the next four years. We have made an investment of approximately $2.5 million. We do not anticipate any additional material investment on these existing exhibits.

     Since we are a net borrower of funds, minimal cash balances are kept on hand. At any point in time, we may have more money in checks outstanding than the cash balance. When checks are presented for payment, the bank notifies us. We borrow on our lines of credit to cover the checks.

     We believe that cash flows from operations, along with borrowings, will be sufficient to finance our activities in 2001. On a long-term basis, increased financing may be necessary to fund any large project awarded to us, or any acquisitions we may make. We have no current plans to conduct an offering of our shares to the public in fiscal year 2001.

  Stock and Stock Options Granted

     This year, we granted 20,000 shares of restricted stock to certain key employees. The shares vest one, two, and three years from the date of grant in three equal parts. We do not expect the exercise of stock options, or purchase of shares, by employees to be a material source of capital in fiscal year 2001. During the quarter, 160,000 shares vested and were issued, the rights to which had been granted in prior years. This issuance caused a reduction in Accrued Liabilities and an increase in Stockholders' Equity for approximately $900,000.

INVESTMENTS

     At September 30, 2000, we had invested $4.5 million in Oz Entertainment Company and in a limited partnership (as a limited partner) which will develop a theme park, located in Kansas, based on the story "The Wizard of Oz". We have recognized losses totalling $1,188,000 prior to this fiscal year, and an additional $150,000 in the first quarter of this year. We expect to see continued losses until the opening of the park, currently scheduled for 2004. The park is planned to be constructed on 9,000 acres of land owned by the federal government. It is necessary to receive title to the land before construction can begin. In order to receive title to the land, approval must be received from two governmental authorities. The first authority tabled consideration of this in November, 2000 until late February, 2001. It is anticipated that title will be received during the next year. The success of the park as an investment is dependent upon receiving title to the land, as well as certain infrastructure improvements being completed by or paid by governmental agencies, financing arranged through governmental agencies, as well as additional public or private financing. If the park does not open, the entire investment, currently valued at $3,162,000, is at risk. The projections provided and prepared by the management of K.C. Investors, LP and OEC forecast that the park will be profitable upon opening. During the quarter, $1.4 million of Accounts Receivable from OEC was collected from additional funds invested by a related party.

     Prior to the current fiscal year, we invested $3.5 million in convertible preferred stock in a private placement offering of eCollege.com
(NASDAQ -- ECLG), a company engaged in developing Internet-based education for colleges and universities. Through relationships with its educational partners, it develops, manages and markets on-line courses and degree programs. Upon completion of their initial public offering of common stock in December, 1999, our investment was converted to 468,808 shares of common stock. In addition, we invested $49,500 to acquire 4,500 shares of their stock during their initial public offering. At February 7, 2001, our investment had a market value of $2,574,000. The unrealized loss on this investment is recorded as part of Comprehensive Income.

     Prior to the current fiscal year, we exercised options to purchase 431,525 shares of Navidec, Inc. (NASDAQ -- NVDC) for $2,450,000. Navidec is a developer of web sites and web based complete automotive purchase transaction and information services for prospective customers. Their product, referred to as Driveoff.com, was sold during 2000 to CarPoint, which is majority-owned by Microsoft. At February 7, 2001, these shares had a market value of $1,483,000.

     We have committed to a joint venture with Learning Byte, International
(LBI). LBI, based in Minneapolis, Minnesota, is a web based provider of training content and curriculum. As part of our commitment, subsequent to December 31, 2000, we have advance funded approximately $400,000, with a total commitment of $1,000,000 . Our plan is to offset these amounts with future usage of their services. If we do not have sufficient business activity with LBI, the funding amounts will be written off.

     At December 31, 2000, we had invested approximately $650,000 in a joint venture in PerforMaps, L.L.C. PerforMaps, based in Minneapolis, Minnesota, is a provider of goods and services related to specific projects associated with cultural change initiatives.

     While we have no current plans for further investments, management expects to make future investment in promising companies in their early development which are in a related line to business.

"CAUTIONARY STATEMENT FOR THE PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995"

     Certain statements in Management Discussion and Analysis of Financial Condition and Results of Operations and certain other sections of this Annual Report are forward-looking. These may be identified by the use of forward-looking words or phrases such as "believe," "expect," "anticipate," "should," "planned," "estimated," and "potential," among others. These forward-looking statements are based on our reasonable current expectations. The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for such forward-looking statements. In order to comply with the terms of the safe harbor, we note that a variety of factors could cause our actual results or experience to differ materially from the anticipated results or other expectations expressed in such forward-looking statements. The risks and uncertainties that may affect the operations, performance, development and our results include but are not limited to: (1) the complexity and uncertainty regarding the development and customer acceptance of new products and services;
(2) the loss of market share through competition; (3) the introduction of competing products or service technologies by other companies; (4) pricing pressures from competitors and/or customers; (5) our inability to protect proprietary information and technology; (6) market acceptance of our touring exhibits in our Entertainment/Edutainment segment; (7) the loss of key employees and/or customers; (8) our customers continued reliance on outsourcing; (9) changes in our capital structure and cost of capital, and ability to borrow sufficient funds at reasonable rates (10) inability of the developers of the "Wonderful World of Oz" theme park to obtain final transfer of the property, to complete the timely construction of the park, and to operate it profitably once the park opens; (11) uncertainties relating to business and economic conditions;
(12) management evaluation of staffing levels; (13) future investments of the Company.

ITEM 3.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Interest Rate Risk. Our earnings are affected by changes in short-term interest rates as a result of our revolving credit agreements, which bear interest at a floating rate. We do not use derivative or other financial instruments to mitigate the interest rate risk or for trading purposes. Risk can be estimated by measuring the impact of a near-term adverse movement of 100 basis points in short-term market interest rates. If short-term market interest rates average 100 basis points more in the next 12 months, the adverse impact on our results of operations would be approximately $256,000, net of income tax benefit. We do not anticipate any material near-term future earnings or cash flow expenses from changes in interest rates related to our long-term debt obligations as all of our long-term debt obligations have fixed rates.

     Foreign Currency Risk. Although we conduct business in foreign countries, principally Canada and Australia, foreign currency translation gains and losses are not material to our consolidated financial position, results of operation or cash flows. Accordingly, we are not currently subject to material foreign currency exchange rate risks from the effects that exchange rate movements of foreign currencies would have on our future costs or on future cash flows we would receive from our foreign investment. To date, we have not entered into any foreign currency forward exchange contracts or other derivative financial instruments for trading purposes or to hedge the effects of adverse fluctuations in foreign currency exchange rates.

     Investment Risk for Privately Held Companies. We invest in equity instruments of privately-held companies in the internet information technology and entertainment areas for business and strategic purposes. These investments are included in long-term assets, and are accounted for under the cost method or the equity method. For these non-quoted investments, our policy is to regularly review the assumptions underlying the operating performance and cash flow forecasts in assessing the carrying values. We identify and record impairment losses on these investments when events and circumstances indicate that such assets are permanently impaired. To date, no such impairment has been recorded.

     Investment Risk for Publicly Traded Companies.   We are also exposed to
equity price risk on our investments in publicly traded companies. Our available-for-sale securities include our equity positions in Navidec, Inc., and eCollege.com, both of which have experienced significant volatility in their stock prices since going public. We do not attempt to reduce or eliminate our market exposure on these securities. A 20% adverse change in equity price would result in an approximate $811,000 decrease in fair value in our available-for-sale securities, based upon February 7, 2001 closing market prices for Navidec and eCollege.com.

                                    PART II.

                               OTHER INFORMATION

ITEM 1.  LEGAL PROCEEDINGS

     We are periodically involved in routine proceedings. There are no legal matters, existing, pending, or threatened, which management presently believes could result in a material loss to us.

ITEM 2.  CHANGES IN SECURITIES AND USE OF PROCEEDS

     None

ITEM 3.  DEFAULTS UPON SENIOR SECURITIES

     None

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

     None

ITEM 5.  OTHER INFORMATION

     None

ITEM 6.  EXHIBITS AND REPORTS ON FORM 8-K

a. Exhibits

     None

b. Reports on Form 8-K

     None

     Pursuant to the requirement of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                          VSI HOLDINGS, INC.
                                          --------------------------------------
                                          Registrant


February 14, 2001                                        /s/ STEVE TOTH, JR.
                                                         --------------------------------------------------------
                                                         Steve Toth, Jr., Director,
                                                         President and Chief Executive Officer


February 14, 2001                                        /s/ THOMAS W. MARQUIS
                                                         --------------------------------------------------------
                                                         Thomas W. Marquis, Director, Treasurer,
                                                         Chief Accounting and Financial Officer

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